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Raja Weise

Founder/CEO, Spotidol

Oakland, California · See 470 connections · **See contact info**

Spotidol

 University of Florida

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About

Creator, facilitator, & educator across multiple domains. I have extensive experience as a meditator, leading meditation groups since high school. I have taught classes on martial arts, mathematics, music composition, & piano. I first learned basic web development when I was a child. I have learned econometrics, statist   ... see more

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Activity

476 followers

 **Wish this happened a month ago when large video file uploading wasn't working on my app!**

Raja commented

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Experience

Founder/CEO

Spotidol

Sep 2017 – Present · 1 yr 10 mos
Oakland, CA

Developed plan, architected and built site, makes the sales phone calls.

Executive Director

The International Idol Institute

May 2018 – Present · 1 yr 2 mos

Our mission is simple, to make dreams happen. Our method of doing this is to clarify what people's peak experience is & the potential paths to get there. We have successfully consulted with artists to create unforgettable art experiences, musicians to create international tours, & entrepreneurs to start companies.

Independent Contractor

Independent Contractor

Aug 2017 – Aug 2018 · 1 yr 1 mo
Oakland, California

Web Developer, UI/UX Design, Custom Solutions
• Made design decisions that clients are satisfied with
• Implemented multimedia content across web & mobile platforms

       
Jan 2017 – Aug 2017 · 8 mos
Gainesville, Florida

Wrote business plan, conducted industry/market/competition analysis, developed site

Intern

Peersit

Aug 2016 – Dec 2016 · 5 mos
Gainesville, Florida

• Devised and implemented marketing and payments plans to get 3rd party companies to do work with our company
• Successfully negotiated contracts with 3rd party companies

Show 4 more experiences ⌄

Education

University of Florida

Economics
2012 – 2016

Activities and Societies: • President of the Meditation Club (2013-2016) • Vice President of the Capoeira Club (2014-2016 • Major Coursework: Econometrics, Calculus and Differential Equations, Financial and Managerial Accounting, Physics and Chemistry II (and Labs), Game Theory

Volunteer Experience

Board Member

Berkeley Community Media

Nov 2017 – Dec 2018 • 1 yr 2 mos
Social Services

• Serve on Fundraising Committee
• Helped find & move to our new location
• Made 500+ cold calls to local organizations to promote the organization

Skills & Endorsements

 **Music Production** · 5

Lukas Costas and 4 connections have given endorsements for this skill

 **Meditation** · 3

Dana Matthew Shores and 2 connections have given endorsements for this skill

 **Leadership** · 3

Endorsed by **Leah Perreault, who is highly skilled at this**

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